Squire, Sanders & Dempsey L.L.P. Two Renaissance Square 40 North Central Avenue, Suite 2700 Phoenix, AZ 85004-4498 Office: +1.602.528.4000 Fax: +1.602.253.8129
Direct Dial: +1.602.528.4801
jprichardson@ssd.com
December 13, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation
Revised Preliminary Proxy Statement on Schedule 14A
File No. 1-09900
Filed November 19, 2007
Ladies and Gentlemen:
     On behalf of Arizona Land Income Corporation (the “Company”), submitted herewith please find the Company’s Definitive Proxy Statement on Schedule 14A. The Definitive Proxy Statement has been filed effective December 13, 2007 and incorporates responses to all comments of the Staff contained in a letter dated December 3, 2007, relating to the above-referenced filing.
     Set forth below are the comments of the Staff (in italics) contained in the Staff’s letter and immediately below each comment is our response with respect thereto. The page numbers in our responses refer to the page numbers in the Definitive Proxy Statement submitted herewith.
General
1.	Please file the following dated supplemental responses as correspondence within EDGAR.

➢	June 7, 2007
➢	June 28, 2007
➢	August 1, 2007
➢	August 21, 2007
➢	September 12, 2007

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
December 13, 2007

➢	October 16, 2007

In response to the Staff’s comment, we have, concurrently herewith, submitted as correspondence within EDGAR each of the supplemental responses identified by the Staff.
Unaudited Pro Forma Consolidated Financial Statements
2.	We assume that the net proceeds from the sale of 1,180,000 shares of POPT for $6.35 million discussed on page 241 is reflected as the adjustment for a stock subscription of $6.232 million in Note (H) on page 251. Revise to clarify and explain why the adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulaton S-X.
In response to the Staff’s comment, we have included language in the Definitive Proxy Statement modifying Note (H) on page 251 to add additional detail to the table set forth therein and to clarify that the contemplated subscriptions represent contractual obligations satisfying the requirements of Rule 11-02(b)(6) of Regulation S-X.
     A statement from the Company acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter.
     Please do not hesitate to call the undersigned at (602) 528-4801. You may also contact POP Venture’s counsel, William Turner at (312) 629-7337 and Anis Ha at (312) 984-3127. Please do not hesitate to contact us if you have any further questions or if we can be of further assistance.

Very truly yours, SQUIRE, SANDERS & DEMPSEY L.L.P.

Joseph P. Richardson

Enclosure

Arizona Land Income Corporation
2999 N. 44th Street, Suite 100
Phoenix, Arizona 85018
(602) 952-6800
December 13, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation
Definitive Proxy Statement
File No. 1-09900
Filed December 13, 2007
Ladies and Gentlemen:
     In accordance with the comments of the staff contained in a letter, dated December 3, 2007, relating to the above-referenced filing (the “Filing”), the undersigned officer of Arizona Land Income Corporation (the “Company”), on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, Arizona Land Income Corporation
By:	/s/ Thomas R. Hislop
	Name:	Thomas R. Hislop
	Title:	Chairman and Chief Executive Officer